Exhibit (d)(3)

ANNUAL FEE SCHEDULE

(effective date of Agreement June 14, 2018)

As amended May 10, 2021

Fund	Advisory and Administrative Fee Rate (as percentage of average daily net assets)
BBH Limited Duration Fund	0.30% on the first $1 billion 0.25% on amounts over $1 billion
BBH Partner Fund-International Equity	0.65% on the first $3 billion 0.60% on amounts over $3 billion
BBH U.S. Government Money Market Fund	0.25% on the first $1 billion 0.20% on amounts over $1 billion
BBH Intermediate Municipal Bond Fund	0.40%
BBH Income Fund	0.40%
BBH Select Series – Large Cap Fund	0.65% on the first $3 billion 0.60% on amounts over $3 billion
BBH Partner Fund – Select Short Term Assets	0.30% on the first $1 billion 0.25% on amounts over $1 billion
BBH Select Series – Mid Cap Fund	0.75% on the first $3 billion 0.70% on amounts over $3 billion